UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-38696

NIU TECHNOLOGIES

No.1 Building, No. 195 Huilongguan East Road,

Changping District, Beijing 102208

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒        Form 40-F      ☐

Supplemental Submission pursuant to Item 16I(a) of Form 20-F

NIU Technologies (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

In May 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 27, 2022 with an audit report issued by KPMG Huazhen LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. KPMG Huazhen LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, no shareholder other than Glory Achievement Fund Limited, Niu Holding Inc. and ELLY Holdings Limited beneficially owned 5% or more of the Company’s total outstanding ordinary shares or aggregate voting power as of February 28, 2023. In response to Item 16I(a) of Form 20- F, based on the above and the following information, the Company believes it is not owned or controlled by a governmental entity in mainland China.

Glory Achievement Fund Limited is a Cayman Islands company. Glory Achievement Fund Limited is wholly owned by Bull Group Limited, a Cayman Islands company. Bull Group Limited is wholly owned by BULL TRUST, which has Mr. Yi’nan Li as the beneficiary and is administered by an independent trustee and initially by three individual protectors unrelated to Mr. Yi’nan Li. As of February 28, 2023, Glory Achievement Fund Limited beneficially owned 28.0% of the Company’s total outstanding shares and held 21.2% of the Company’s aggregate voting power.

Niu Holding Inc. is a BVI business company, which is 82.7% owned by LUCK GENIE HOLDINGS LIMITED, a BVI business company, and 17.3% owned by WEALTH ERUPT HOLDINGS LIMITED, a BVI business company. LUCK GENIE HOLDINGS LIMITED is wholly owned by Legend Champ Investment Limited, a BVI business company. Legend Champ Investment Limited is wholly owned by Token Who Cares Trust. The settlor and beneficiary of Token Who Cares Trust is Mr. Token Yilin Hu. WEALTH ERUPT HOLDINGS LIMITED is beneficially owned by Mr. Carl Chuankai Liu. As of February 28, 2023, Niu Holding Inc. beneficially owned 6.4% of the Company’s total outstanding shares and held 19.5% of the Company’s aggregate voting power. Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on April 21, 2023 for more details.

ELLY Holdings Limited is a BVI business company. ELLY Holdings Limited is wholly owned by Dr. Yan Li. As of February 28, 2023, ELLY Holdings Limited beneficially owned 4.8% of the Company’s total outstanding shares and held 13.4% of the Company’s aggregate voting power.

In addition, the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIU TECHNOLOGIES

By	:	/s/ Fion Zhou
Name	:	Fion Zhou
Title	:	Chief Financial Officer

Date: April 21, 2023